Exhibit 99.5

DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
LM n° 365/A

The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 10005 USA

Transmitted by facsimile to : 212 656 5893
Number of pages : 1

Paris, 1st July 2003

Re : Notice of Repurchase of Ordinary Shares of Total

Dear Sirs,

Please be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 7,500,000 of its ordinary shares, nominal value 10 euros per share, during the three month period ending June 30th, 2003, through trades executed on the Paris Bourse.
Before these operations, TOTAL S.A. held 34,074,205 shares in treasury. In addition, at June 30th, 2003, 25,082,817 shares were held by various subsidiaries. As a result, Total held an aggregate of 66,657,022 of its ordinary shares at a such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer